Exhibit 99.1

Borr Drilling Limited – Invitation to Webcast and Conference Call for Q4 2025 Results

Hamilton, Bermuda, January 30, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (the “Company”) plans to release its financial results for the fourth quarter of 2025 after the close of the New York Stock Exchange on Wednesday, February 18, 2026.

A conference call and webcast are scheduled for 09:00 New York time (15:00 CET) on Thursday, February 19, 2026.

The earnings report, webcast and accompanying presentation will be available on the Investor Relations section of the Company’s website, www.borrdrilling.com.

In order to listen to the live presentation, participants may do one of the following:

a)    Webcast
To access the webcast, please go to the following link:
https://edge.media-server.com/mmc/p/inc8qdus

b)    Conference Call
Please use the below link to register for the conference call: https://register-conf.media-server.com/register/BIce9fcdcdcdf44d4d947622b4da3afbd6

Participants will then receive dial-in details on screen and via email and may choose to dial in with their unique pin or select “Call me” and provide telephone details for the system to link them automatically.

Participants are encouraged to dial in 10 minutes before the start of the call.

Webcast Replay:
After the live call, a replay of the webcast will be made available via the following link: https://edge.media-server.com/mmc/p/inc8qdus

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208